

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2019

Jonathan E. Johnson
Chief Executive Officer
Overstock.com, Inc.
799 W. Coliseum Way
Midvale, Utah 84047

   Re: Overstock.com, Inc.
     Preliminary Proxy Statement on Schedule 14A
     Filed November 22, 2019
     File No. 000-49799

Dear Mr. Johnson:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services

cc: Robert W. Reeder III